

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

<u>Via E-mail</u>
Mr. John "Robert" Thorson
Chief Financial Officer
Westamerica Bancorporation
1108 Fifth Avenue
San Rafael, California 94901

   Re: Westamerica Bancorporation
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed February 27, 2014
     File No. 001-09383

Dear Mr. Thorson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Gus Rodriguez

         Gus Rodriguez
         Accounting Branch